Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED

2006 JUL 21 P 2: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BAA ☑

06015383

SUPPL

14 July 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Pamela Lewis

pp· **Sue Welch**
Assistant Company Secretary

PROCESSED

JUL 25 2006

THOMSON
FINANCIAL

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton
Registered in England 1970855 Registered Office 130 Wilton Road London SW1V 1LQ

To: Sue Welch
       Assistant Company Secretary
       BAA plc
       130 Wilton Road
       London
       SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
       Office of International Corporate Finance
       100 F Street, NE
       Washington DC 20549
       USA
       Mailstop:3628

Re: SEC notification 14 July 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 14 July 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

_____

Signed

_____

Name

_____

Date

BAA plc: Disclosure of interests in shares under S198-202 of the Companies Act 1985

On 13 July 2006, BAA plc was informed that as at the close of business on 10 July 2006, UBS AG, acting through its business group and legal entities, had ceased to have a notifiable interest in the Company's ordinary shares.

14 July 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



13 July 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Pamela Lewis

pp **Sue Welch**
Assistant Company Secretary

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton
Registered in England 1970855 Registered Office 130 Wilton Road London SW1V 1LQ

To: Sue Welch
        Assistant Company Secretary
        BAA plc
        130 Wilton Road
        London
        SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
        Office of International Corporate Finance
        100 F Street, NE
        Washington DC 20549
        USA
        Mailstop:3628

Re: SEC notification 13 July 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 12 July 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

_____

Signed

_____

Name

_____

Date

BAA plc: Disclosure of interests in shares under S198-202 of the Companies Act 1985

On 12 July 2006, BAA plc was informed that as at the close of business on 10 July 2006, Morgan Stanley Securities Limited had ceased to have a notifiable interest in the Company's ordinary shares.

13 July 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED

2006 JUL 21 P 2: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



13 July 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc
(file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not
be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the
US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch
Assistant Company Secretary

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton
Registered in England 1970855 Registered Office 130 Wilton Road London SW1V 1LQ

To: Sue Welch
         Assistant Company Secretary
         BAA plc
         130 Wilton Road
         London
         SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
         Office of International Corporate Finance
         100 F Street, NE
         Washington DC 20549
         USA
         Mailstop:3628

Re: SEC notification 13 July 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 13 July 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

_____
Signed

_____
Name

_____
Date

BAA plc: Disclosure of interests in shares under S198-202 of the Companies Act 1985

BAA plc has today been informed that as at the close of business on 10 July 2006, Credit Suisse Securities (Europe) Limited had ceased to have a notifiable interest in the Company's ordinary shares.

13 July 2006